SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA



SUPPL

January 22, 2010

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published January 22, 2010.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
January 22, 2010	Press Release	Skanska awarded two contracts in the U.S. amounting to approximately USD 710 M, approximately SEK 5.1 billion	law and by the listing agreement with Stockholm Stock Exchange

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SKANSKA

Press Release

January 22, 2010
09:00 am CET

Skanska awarded two contracts in the U.S. amounting to approximately USD 710 M, approximately SEK 5.1 billion

Skanska has been awarded two contracts in the northeastern U.S. The new contracts are totaling approximately USD 710 M, approximately SEK 5.1 billion, which is included in order-bookings for the fourth quarter of 2009.

The first contract is for a major infrastructure project executed by Skanska USA Civil. The contract amounts to USD 510 M, SEK 3.6 billion.

The second assignment relates to another phase of an ongoing project executed by Skanska USA Building.

Skanska USA is one of the leading development and construction companies in the country, consisting of four business units: Skanska USA Building, which specializes in commercial building construction; Skanska USA Civil, which specializes in civil infrastructure; Skanska Infrastructure Development, which develops public-private partnerships; and Skanska Commercial Development, which develops commercial development projects in select U.S. markets. Headquartered in New York, Skanska USA has approximately 7,000 employees and its 2008 revenues were USD 6.3 billion.

For further information please contact:

Karen Diemer, Communications Manager, Skanska USA Civil,
tel +1 718 746 2785
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.